May 31, 2012

Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F St., NE
Washington, DC 20549-7010

Re:	United States Steel Corporation Form 10-K for the Fiscal Year Ended December 31, 2011 File No. 001-16811

Dear Mr. O’Brien:

This letter is in response to your letter dated May 16, 2012 regarding the subject filing.

United States Steel Corporation (“U. S. Steel”) is pleased to voluntarily provide the following responses and information to the staff of the Securities and Exchange Commission (the “Commission”). For convenience, we have reproduced each of your comments in the order in which they appeared in your letter, and our response to each comment immediately follows it.

Form 10-K for the year ended December 31, 2011

Business, page 4

Raw Materials and Energy, page 21

1.	We note your disclosure that you believe adequate supplies of raw materials are available at competitive market prices. In future filings, please expand this disclosure to further clarify the significance of “competitive market prices.” In this regard, we note your disclosure on page 31 that an increase in steel production in markets such as China has caused prices for raw materials to increase. Please also address your statement in the context of the first full risk factor on page 33 and the last risk factor on page 35.

Response:

The raw materials for our Flat-rolled and European segments are primarily iron ore, metallurgical coal, scrap and coke. As we describe in this section, U. S. Steel is largely self-sufficient for iron ore and coke in North America and is nearly self-sufficient for coke in Europe. The raw materials for our Tubular segment are steel rounds and hot-rolled coils which are largely supplied by our Flat-rolled segment. Our degree of self-sufficiency limits the amount of raw materials we purchase from third parties, but for the purchases that we do make, we pay competitive market prices which reflect that we are not particularly advantaged or disadvantaged compared to other market participants.

The risk factors mentioned in your letter describe events that have occurred in the past or could occur in the future that impact market supplies and accordingly, market prices for raw materials. “Competitive market prices” would reflect these market conditions by definition.

Securities and Exchange Commission May 31, 2012 Page 2

In future filings, we will clarify by adding the following sentence:

“Competitive market prices can fluctuate based upon market conditions at the time.”

We are at risk of labor stoppages, page 38

2.	In future filings, please revise similar risks factors to make them more currently material. For instance, we note that in October 2011, you ended the lock-out of employees at your Hamilton, Ontario plant.

Response:

We revised the labor stoppages risk factor in the 2011 Form 10-K to delete the previous reference to the Hamilton Works collective bargaining agreement expiration and the related work stoppage and to add the 2012 expirations of our collective bargaining agreements covering most of our domestic employees and our USSK labor agreement. The updated risk factor on page 38 of the 2011 Form 10-K reads as follows:

Our collective bargaining agreements covering most of our domestic employees expire September 1, 2012 and our USSK labor agreement expires in March 2012. We are at risk for work stoppages thereafter or if unauthorized job actions occur.

The Hamilton Works labor agreement ratification, as well as details of all significant labor contracts, is disclosed in the Employees section on page 30 of the 2011 Form 10-K. We confirm that we will continue to update the risk factors and provide more specificity as appropriate.

Item 2. Properties page 41

3.	Please tell us if you have considered disclosing additional information regarding your iron ore mines and mineral processing operations in accordance with paragraph (b) of Industry Guide 7. For instance, please discuss the quantitative and qualitative factors in your determination including, but not limited to, the impact of sourcing iron ore pellets internally versus externally, the total asset value associated with your mine, mineral processing, and mineral transportation facilities and, if applicable, sales revenue generated from external iron ore pellet sales.

Response:

U. S. Steel is not engaged in significant mining operations within the scope of Industry Guide 7. Rather, we are a vertically integrated steel manufacturer. Total asset values and revenues for our iron ore operations are not significant and represent approximately 2% of U. S. Steel’s consolidated assets at December 31, 2011 and less than 1% of our consolidated 2011 revenues. While we have both internal and external sourcing for our iron ore requirements, this sourcing represents production and procurement only for steel production needs within U. S. Steel, and iron ore sales, if any, are incidental to this primary purpose.

Securities and Exchange Commission May 31, 2012 Page 3

Based upon U. S. Steel’s internal production and equity share of joint venture production, we have adequate iron ore pellet production to cover a significant portion of our North American needs, and we manage this production to meet anticipated market requirements. The decision to rely on internal production is a long-term strategic decision. With the exception of occasional sales of surplus production in years of lower than anticipated operating levels, we do not sell iron ore. We derive our revenues primarily from the sale of steel.

We have considered the additional disclosures in Industry Guide 7; however, due to the reasons noted above, we believe that we are not subject to the Industry Guide 7 disclosure requirements, and the disclosure, provided for informational purposes only, outlined in the “Supplementary Information on Mineral Reserves Other Than Oil and Gas,” on page F-60 of our 2011 Form 10-K is appropriate.

Legal Proceedings, page 42

4.	As to any proceeding that was terminated during the fourth quarter of the fiscal year covered by this report, furnish information similar to that required by Item 103 of Regulation S-K. Accordingly, please tell us what consideration you gave to discussing the lawsuit filed against you by the Canadian federal government regarding your 2007 acquisition of Stelco, Inc.

Response:

We had previously disclosed the litigation with the Government of Canada while it was pending as required by Item 103 of Regulation S-K. The litigation was settled in December of 2011 and the Government of Canada filed a Notice of Discontinuation. The settlement did not impose any new material financial obligations.

In accordance with the express requirements of the Investment Canada Act, U. S. Steel, U. S. Steel Canada and the Government of Canada agreed that the terms would be confidential. In light of the confidential nature of the agreed upon terms and the immaterial financial impact of the settlement, we did not include any additional disclosure in the 2011 Form 10-K.

Management’s Discussion and Analysis, page 55

Overview, page 55

5.	Please tell us more about the sale of USSS on January 12, 2012. Specifically, tell us and revise future filings to discuss whether you believe the purchase price of one dollar plus payment for $40 million in intercompany balances represents a market price negotiated at arm’s length. Describe the terms of the sale and discuss whether there were any related negotiations or regulatory issues with the Republic of Serbia. Provide a timeline that includes when and how negotiations with the Republic of Serbia arose and progressed. We note the limited explanation provided in the earnings release filed January 31, 2012.

Securities and Exchange Commission May 31, 2012 Page 4

Response:

During the fourth quarter of 2011, U. S. Steel’s representatives contacted several target companies we identified as having potential interest in purchasing U. S. Steel Serbia (USSS) and continued discussions until late December, but these efforts did not lead to a transaction.

USSS senior management periodically had contacts with senior Serbian government officials and, through the course of these contacts, informed the government of the business difficulties faced by USSS.

On January 12, 2012 a meeting was held with the Prime Minister and other Serbian officials at which time they were informed that U. S. Steel was seriously considering shutting down USSS. The government officials said they would consider the matter. Subsequently, the government requested a meeting on January 17, 2012 at which time they expressed an interest in purchasing USSS. At the end of that meeting, the parties signed a confidentiality agreement, and we provided selected Serbian government officials with access to an electronic data room. We held formal negotiating sessions on January 20th, 26th and 27th of 2012. Discussions concerning a nonbinding term sheet were concluded on the evening of January 27, 2012. We received approval from our Board of Directors (the “Board”) to sell USSS on January 29, 2012, which was the first approval received from the Board related to a disposition of USSS. On January 30, 2012, U. S. Steel announced a plan for the sale of USSS to the Republic of Serbia for a nominal purchase price, subject to finalization and execution of certain definitive agreements. The agreements were executed and closing occurred on January 31, 2012.

As discussed in our second and third quarter 2011 earnings releases, we were facing challenges in Serbia and our financial results reflected the difficult economic situation in Europe, particularly Southern Europe. In our third quarter 2011 earnings release outlook for the fourth quarter of 2011, we indicated that we expected results for our European segment to decrease compared to the third quarter of 2011 as market demand was expected to soften in response to uncertain economic conditions in Europe, particularly Southern Europe. The decision to exit Serbia was a business decision to reallocate and employ capital and other resources elsewhere within U. S. Steel. USSS had incurred losses in excess of $200 million in 2011 and in light of market conditions in the Balkan area and the political uncertainty surrounding Greece and other European nations, we foresaw continuing losses that we were not willing to accept. The sale to the Republic of Serbia was a preferred option for U. S. Steel because it provided a complete and clean break from the Serbian business which had significant advantages over a potential shutdown scenario.

The sale and price were the result of negotiations between the two parties. There were no other negotiations or regulatory issues with the Republic of Serbia. As noted above, U. S. Steel had discussions with other potential purchasers during the fourth quarter of 2011 but no transaction resulted from these discussions. Since neither party was compelled to purchase or sell, it was an “arm’s length” transaction and the sale was superior to other alternatives.

Securities and Exchange Commission May 31, 2012 Page 5

The sales agreement is publicly available as it was an exhibit to our Form 8-K, filed on February 6, 2012, and was incorporated by reference in Item 15 of our 2011 Form 10-K.

6.	Please tell us which of the criteria in paragraph 45-9 of ASC 360-10-45 were not met at December 31, 2011, with respect to reporting the assets of U. S. Steel Serbia.

Response:

As of December 31, 2011, U. S. Steel management was still evaluating several alternative actions with respect to our USSS operations and had not yet obtained the required authorization from our Board of Directors to sell or shut down USSS. Additionally, as noted above, sales negotiations with the Republic of Serbia did not begin until January 2012, upon meeting with the government officials to discuss a potential shut down of the facility.

Based upon these facts and circumstances, we concluded that the following criteria in paragraph 45-9 of ASC 360-10-45 were not met at December 31, 2011:

1.	Management, having the authority to approve the action, commits to a plan to sell the asset (disposal group).
2.	The sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year.
3.	Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

7.	We note your disclosure on pages 59 and F-12 that USSE was the asset group level for which you tested fixed assets for impairment at December 31, 2011. Please identify or describe for us all of your asset groups. Please explain how you concluded the USSE level is the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets or liabilities. Explain why USSS did not meet this criterion and could not be tested for impairment. Explain the specific operating characteristics of USSS, USSK and the equity investee that led to this determination. Explain the impact on USSK and the equity investee from the sale of the business in the first quarter, given a presumed interdependency of revenues.

Securities and Exchange Commission May 31, 2012 Page 6

Response:

Our primary asset groups are flat-rolled, welded tubular, seamless tubular and USSE. We are also engaged in other business activities consisting primarily of transportation services and real estate operations. The other business activities are a small portion of our consolidated operations and made up 1% of our 2011 consolidated revenue and 8% of our consolidated assets at December 31, 2011.

Flat-rolled

The Flat-rolled asset group is primarily comprised of our various flat-rolled steel plants in the U.S. and Canada. The operations are managed on an aggregate level through centralized commercial functions (including: commercial sales, logistics, production planning, and marketing), procurement of strategic raw materials, credit and collections, and research and development functions. For example, plants share raw materials as needed, capacity is managed across the plants and production is shifted as necessary to produce backlogged orders, in response to customer requirements for a specific finishing process and to maximize profitability. For example, Lake Erie Works does not have finishing capabilities beyond hot-rolling and pickling; therefore, certain products are shipped to other plants for finishing as required by customer specifications. Our Midwest plant only has cold-roll mills, pickling lines and galvanizing lines and our Fairless plant only has a galvanizing line. Hot-rolled coils from other plants are shipped to these facilities for processing if necessary. Hamilton Works does not have a hot-strip mill; therefore, all of its slabs must be shipped to other plants if the slabs are to become hot-rolled coils.

Welded Tubular

Our welded tubular asset group primarily consists of our Texas Operations, which manufacturers welded oil country tubular goods, standard and line pipe and mechanical tubing products, as well as a mill in McKeesport, Pennsylvania that also produces welded tubular products. All of these operations are part of U. S. Steel’s Tubular segment and are involved with the production of welded pipe and welded pipe products.

Seamless Tubular

Our seamless tubular asset group consists of Lorain Tubular Operations and tubular operations at Fairfield Works. Similar to the flat-rolled plants in North America and Europe, Lorain Tubular Operations and our tubular operations at Fairfield Works share production capacity and either can service a particular customer depending on capacity and logistics. Both are effectively managed as a single unit and their operating results and cash flows are interdependent.

USSE

The USSE asset group consisted of U. S. Steel Košice (USSK), USSS and an immaterial equity investee owned by USSS. The USSE asset group now consists of only USSK as a result of the sale of USSS.

Securities and Exchange Commission May 31, 2012 Page 7

The USSE operations were managed on an aggregate level. Cash was managed at the USSE level. Many functions were either directly performed at USSK for USSS or were directly managed by USSK. These include all aspects of the commercial function (including: commercial sales, logistics, production planning, and marketing), procurement of strategic raw materials, credit and collections, research and development, accounting & finance, legal, engineering and information technology support. Similarly, raw material contracts were negotiated by USSK for both plants, which was an advantage to the USSE asset group. Capacity was shared among the two plants and production was assigned, and in some cases reassigned, between the two plants based upon ability to produce the product ordered and other workload considerations. The full value of the USSE business could only be realized through the capabilities of USSK’s and USSS’ combined components. USSK has excess slab capacity and USSS had excess rolling capacity; therefore, slabs were sent from USSK to USSS as market conditions warranted, particularly during periods when USSS operated only one of its two blast furnaces. Additionally, USSK supplied USSS with all of the tin for its tin mill operations and also sold coke to USSS at certain times for the benefit of the asset group. USSK no longer sells slabs or coke to USSS, which results in the remaining asset group having excess slab capacity.

During the fourth quarter of 2011, we evaluated the USSE asset group’s long-lived assets for impairment because the potential disposition, either by shut-down or sale, of USSS was considered a triggering event. The fixed asset impairment evaluation indicated that the carrying value of the asset group was recoverable and, as such, no impairment was necessary.

24. Contingencies and Commitments, page F-52

8.	You state on pages 42 and 82 that you do not believe that you have any liability regarding the antitrust matters as described therein. Please confirm in your response, if true, that you do not believe that it is probable a liability has been incurred. If there is at least a reasonable possibility that a loss may have been incurred, please either disclose an estimate in your next periodic filing (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50. Please include your proposed disclosures in your response.

Response:

U. S. Steel did not engage in the conduct asserted in the antitrust matters. Therefore, we do not believe that it is probable a liability has been incurred and, as a result, we have not recorded a liability with respect to these matters. Additionally, we are unable to estimate a range of loss at this stage. We will revise our disclosure in future filings as indicated below:

Antitrust Class Actions – In a series of lawsuits filed in federal court in the Northern District of Illinois beginning September 12, 2008, individual direct or indirect buyers of steel products have asserted that eight steel manufacturers, including U. S. Steel, conspired in violation of antitrust laws to restrict the domestic production of raw steel and thereby to fix, raise, maintain or stabilize the price of steel products in the United States. The cases are filed as class actions and claim treble damages for the period 2005 to the present, but do not allege any damage amounts. U. S. Steel is vigorously defending these lawsuits and does not believe that it ~~has any liability~~ is probable a liability regarding these matters has been incurred. We are unable to estimate a range of possible loss at this time.

Securities and Exchange Commission May 31, 2012 Page 8

Supplementary Information on Mineral Reserves Other than Oil and Gas page F-60

9.	In future filings please include the material information associated with the calculation of your mineral reserves pursuant to paragraph (c) of the Instructions to Item 102 of Regulation S-K. This information should include the mineral prices, the cut-off grade, the average cost per ton of iron ore pellets, and the recovery factors.

Response:

We do not believe that further disclosure within the guidelines of Regulation S-K 102, Item 3 is warranted as our mining properties are not, individually or in the aggregate, of major significance to the assets or revenues of an industry segment. Our mining operations are part of our flat-rolled segment. Total revenues and asset values for our mining operations represent less than 1% of our flat-rolled segment’s 2011 revenues and less than 6% of our flat-rolled segment’s assets at December 31, 2011.

10.	Proven reserves presented in accordance with paragraph (b)(5) of Industry Guide 7 may be combined with probable reserves only if the difference in the degree of assurance between the two classes of reserves cannot be readily defined. In future filings please report proven reserves and probable reserves separately or tell us why you are unable to do so.

Response:

As discussed in our responses to question numbers three and nine above, we are not engaged in significant mining operations within the scope of Industry Guide 7; therefore, we do not feel that it is necessary to report proven reserves and probable reserves separately.

Securities and Exchange Commission May 31, 2012 Page 9

As requested in your letter, U. S. Steel acknowledges that it is responsible for the adequacy and accuracy of its filings; that the Commission is not foreclosed from taking action as a result of staff comments or changes in disclosure as a result of staff comments; and that U. S. Steel may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities law.

Please contact me (412-433-1166), or, in my absence, William King, Assistant Corporate Controller (412-433-5554) with any questions. With respect to any legal issues, please contact Robert Stanton, Assistant General Counsel (412-433-2877) or Jack Moran, Senior Counsel – Corporate (412-433-2890) directly.

Sincerely,

/s/ Gregory A. Zovko

Gregory A. Zovko

cc:	Robert M. Stanton Assistant General Counsel